SECURITIES AND EXCHANGE COMMISSION

[Release No. IC-29853]

Notice of Applications for Deregistration under Section 8(f) of the Investment Company Act of 1940

October 28, 2011

The following is a notice of applications for deregistration under section 8(f) of the Investment Company Act of 1940 for the month of October, 2011. A copy of each application may be obtained via the Commission's website by searching for the file number, or an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by calling (202)551-8090.

An order granting each application will be issued unless the SEC orders a hearing. Interested persons may request a hearing on any application by writing to the SEC's Secretary at the address below and serving the relevant applicant with a copy of the request, personally or by mail. Hearing requests should be received by the SEC by 5:30 p.m. on November 25, 2011, and should be accompanied by proof of service on the applicant, in the form of an affidavit or, for lawyers, a certificate of service. Hearing requests should state the nature of the writer's interest, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE, Washington, DC 20549-1090.

For Further Information Contact: Diane L. Titus at (202) 551-6810, SEC, Division of Investment Management, Office of Investment Company Regulation, 100 F Street, NE, Washington, DC 20549-8010.

Keystone America Capital Preservation and Income Fund [File No. 811-6237]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. On or about December 30, 1994, applicant transferred its assets to Keystone Capital Preservation and Income Fund, based on net asset value. Records listing the expenses incurred in connection with the reorganization are no longer available.

Filing Date: The application was filed on October 5, 2011.

Applicant's Address: 200 Berkeley St., Boston, MA 02116.

Keystone Australia Funds Inc. [File No. 811-5832]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. On or about December 30, 1994, applicant transferred its assets to Keystone World Bond Fund, then known as Keystone America World Bond Fund, based on net asset value. Records listing the expenses incurred in connection with the reorganization are no longer available.

Filing Date: The application was filed on September 27, 2011.

Applicant's Address: 200 Berkeley St., Boston, MA 02116.

Global Real Estate Investments Fund [File No. 811-22322]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. On July 29, 2011, applicant transferred its assets to James Alpha Global Real Estate Investments Portfolios, a series of Saratoga Advantage Trust, based on net asset value. Expenses of $80,330 incurred in connection with the reorganization were paid by Ascent Investment Advisors, LLC, applicant's investment adviser.

Filing Date: The application was filed on September 27, 2011.

Applicant's Address: Ascent Investment Advisors, LLC, 5251 DTC Parkway #935, Greenwood Village, CO 80111.

For the Commission, by the Division of Investment Management, pursuant to delegated authority.

Kevin M. O'Neill
Deputy Secretary